Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

11th December 2002

Office of International Corporate Finan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dlw 12/19

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co
TIDM MGCR
Headline Appointment of Chief Executive
Released 07:02 10 Dec 2002
Number PRNUK-0912

10th December, 2002

THE MORGAN CRUCIBLE COMPANY plc

APPOINTMENT OF CHIEF EXECUTIVE

The Morgan Crucible Company plc has today appointed Warren D Knowlton as a director of the Company. He will become Chief Executive Officer on 6th January 2003.

Mr Knowlton who is an American citizen was previously with Pilkington plc. He joined Pilkington in May 1997 as head of the newly created Building Products Worldwide business and immediately restructured the European sector which accounted for about 60 percent of the global turnover. After profitability was restored he was appointed Chief Executive of Pilkington Automotive and Aerospace Worldwide where he carried out a major rationalisation programme.

Prior to joining Pilkington Mr Knowlton had a successful career with Owens Corning, which he joined in 1977 as a Divisional Cost Analyst. He then became Supervisor of Financial Projects, Plant Controller and Plant Manager. He progressed to Vice President Finance and Business Planning of Roofing Products, Vice President Sales of the Industrial Materials Group, and then Vice President Manufacturing of the Construction Products Group. In late 1993 he was appointed President of Building Materials Europe and Africa, where he built a successful multi-national team.

He has lived in the UK, Belgium and the USA and is a member of the Ohio Bar Association. He has a BSc from the College of William & Mary, Virginia, an MBA from the University of Utah, and a Juris Doctorate from the University of Toledo. He became a non-executive director of Smith & Nephew plc. in 2000 and chairman of their audit committee in 2001.

Mr Knowlton, who is married, and currently lives in the U.S.A. will be relocating again to the UK on taking up his position.

Dr Bruce Farmer: 'We are delighted to be appointing Warren Knowlton as Chief Executive Officer. His enormous experience of managing technology based manufacturing businesses and his international background will be a great benefit to the Group.'

Mr Warren Knowlton: 'Morgan has great breadth and depth of technology and has leading market positions with many of its products. I look forward to leading the team and building value for shareholders.'

Enquiries:

Dr Bruce Farmer (CBE), Chairman 01753 837204

Jon Coles, Brunswick 020 7404 5959

Harry Chathli, Brunswick

END